Airborne Wireless Network

4115 Guardian Street, Suite C

Simi Valley, California 93063

May 23, 2018

VIA EDGAR AND EMAIL

Scott Anderegg, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Airborne Wireless Network Registration Statement on Form S-1
File No. 333-220295

Dear Mr. Anderegg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Airborne Wireless Network (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on May 23, 2018, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael J. Warren
Michael J. Warren Chief Financial Officer
cc:	Stephen E. Older, Esq.